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                                                 File Pursuant to Rule 424(b)(3)
                                                 Registration No. 333-12855
PROSPECTUS SUPPLEMENT
(to Prospectus dated November 12, 1996)

                         FIRSTFED AMERICA BANCORP, INC.
      (Proposed Holding Company for First Federal Savings Bank of America)
              Offer to Sell Up to 7,015,000 Shares of Common Stock

                                  INTRODUCTION

     This prospectus supplement (the "Prospectus Supplement") supplements the prospectus dated November 12, 1996 (the "Prospectus") which was previously distributed regarding the offering by FIRSTFED AMERICA BANCORP, INC. (the "Company") of up to 7,015,000 shares of its common stock, $.01 par value per share (the "Common Stock"), in connection with the conversion of First Federal Savings Bank of America, Fall River, Massachusetts (the "Bank") to a federally chartered stock savings bank pursuant to the Bank's plan of conversion, as
amended (the "Plan" or "Plan of Conversion").   Pursuant to the Plan, the
Company intends to establish The FIRSTFED Charitable Foundation (the "Foundation"), a charitable organization dedicated to the promotion of charitable purposes within the communities in which the Bank operates which will be funded with 8% of the stock sold in the conversion. The simultaneous conversion of the Bank to stock form, issuance of the Bank's common stock to FIRSTFED AMERICA BANCORP, INC., establishment and funding of the Foundation, and the offer and sale of the Common Stock by FIRSTFED AMERICA BANCORP, INC., all pursuant to the Plan, is referred to herein as the "Conversion."

     The Office of Thrift Supervision ("OTS"), the Bank's primary banking regulator, determined on December 17, 1996, by Order No. 96-123, to revise its prior approval of the Conversion issued on November 12, 1996 (the "Revised OTS Approval") to remove its approval of the provisions of the Plan of Conversion which provided Eligible Account Holders, Supplemental Eligible Account Holders and Other Members that resided in the Bank's Local Community as of the Eligibility Record Date, Supplemental Eligibility Record Date and Voting Record Date, which ever may be applicable, with a stock subscription priority over those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who did not reside in the Bank's Local Community as of such applicable dates (such stock subscription priority is hereinafter referred to as the "Local Member Preference"). It is the Bank's and Company's opinion that the OTS action of December 17, 1996 was not the result of any act or omission on the part of the Bank, the Company or its agents. The Bank was advised that OTS took the action because of its determination that it would need to conduct further analysis in order to develop an adequate record on the reasonableness of the Local Member Preference. In response to the Revised OTS Approval, the Board of Directors amended the Plan to remove the Local Member Preference and, pursuant to the terms of the Revised OTS Approval, the Bank is: 1) providing members of the Bank who are eligible to vote at the Special Meeting and who have previously voted by proxy with the opportunity to revise their vote; 2) extending the Subscription Offering to January 10, 1997; and 3) providing subscribers who have previously submitted orders for Common Stock an opportunity to rescind or modify their orders (hereinafter referred to as the "Resolicitation Subscription Offering"). For a discussion of the terms of the Revised OTS Approval, see "Petition to Review the OTS Approval and Revised OTS Approval."

     Pursuant to the Resolicitation Subscription Offering, all subscribers who have previously subscribed for Common Stock must confirm, increase, decrease or cancel their original subscription orders (hereinafter referred to as a "Resolicitation Purchase Order"). Each such subscriber's Resolicitation Purchase Order must be received by 5:00 p.m., Fall River time, on January 10, 1997 (the "Resolicitation Expiration Date") unless such date is extended by the Bank and Company with the approval of the OTS, if necessary. The Resolicitation Subscription Offering will also provide all Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and community members who have not yet subscribed for Common Stock with the opportunity to subscribe for Common Stock by returning a Stock Order Form and Certification Form to the Bank at any branch office of the Bank or the Bank's Conversion Center by 5:00 p.m. Fall River time on the Resolicitation Expiration Date. A SUBSCRIBER WHO HAS PREVIOUSLY SUBMITTED A STOCK ORDER FORM AND WHO WISHES TO CONFIRM OR CHANGE HIS OR HER ORDER MUST COMPLETE AND RETURN THE ENCLOSED ELECTION FORM SO THAT IT IS RECEIVED AT ANY BRANCH OFFICE OF THE BANK OR AT THE BANK'S CONVERSION CENTER PRIOR TO 5:00 P.M. ON THE RESOLICITATION EXPIRATION DATE. ANY SUBSCRIBER WHO HAS PREVIOUSLY SUBMITTED A STOCK ORDER AND WHO DOES NOT COMPLETE AND RETURN THE ENCLOSED ELECTION FORM WILL HAVE HIS OR HER ORIGINAL SUBSCRIPTION ORDER CANCELLED AND ALL FUNDS PROMPTLY RETURNED WITH INTEREST. The period from the date of this Prospectus Supplement to the Resolicitation Expiration Date is referred to as the "Resolicitation Period."

     THIS PROSPECTUS SUPPLEMENT INCORPORATES THE INFORMATION CONTAINED IN THE PROSPECTUS DATED NOVEMBER 12, 1996 AND SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS. ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANING SET FORTH IN THE PROSPECTUS. TO THE EXTENT ANY OF THE INFORMATION PRESENTED HEREIN CONFLICTS WITH INFORMATION IN THE PROSPECTUS, THE INFORMATION CONTAINED HEREIN SHALL SUPERSEDE ANY CONTRARY INFORMATION IN THE PROSPECTUS.

          The date of this Prospectus Supplement is December 19, 1996
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           THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
        ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
              INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE
  SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY NOR IS THE COMMON STOCK INSURED OR GUARANTEED BY THE COMPANY OR THE BANK. THE COMMON STOCK
                 OFFERED HEREBY IS SUBJECT TO INVESTMENT RISK,
              INCLUDING THE POSSIBLE LOSS OF PRINCIPAL INVESTED.


             REASONS FOR THE AMENDMENT OF THE PLAN AND RESOLICITATION

ORIGINAL OTS ORDER OF APPROVAL OF THE PLAN OF CONVERSION

         On November 12, 1996, by Order No. 96-108, the OTS approved the Bank's application to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Original OTS Approval"). The Original OTS Approval approved the Bank's Plan of Conversion, which included provisions providing for the Local Member Preference. On such date, by Order No. 96-109, the OTS also approved the acquisition of the Bank by the Company in connection with the Conversion. In reliance upon such approvals, the Bank and Company established various dates applicable to the Special Meeting, established various dates applicable to the commencement and expiration of the Subscription and Community Offerings and distributed and made available the proxy solicitation and stock offering materials, including the Prospectus and Proxy Statement.

PETITION TO REVIEW THE OTS APPROVAL AND REVISED OTS APPROVAL

         On December 9, 1996, the Thrift Depositors of America, Inc. ("TDA"), the members of which the Bank believes may be depositors of the Bank who do not reside in the Bank's Local Community, filed a petition for review of the Original OTS Approval in the U.S. Court of Appeals for the District of Columbia Circuit, No. 96-1467. Although the petition did not set forth the basis for TDA's request for review of the Original OTS Approval, the OTS was advised by the TDA that the TDA objected to the Local Member Preference. The TDA further advised the OTS that if the OTS revised its approval to remove its approval of the Local Member Preference that the TDA would dismiss the petition for review. On December 13, 1996, the OTS notified the Bank that the OTS had reviewed its internal administrative record and determined that the OTS would need to conduct further analysis of the Local Member Preference in the Plan of Conversion in order to develop an adequate administrative record on the reasonableness of the provisions which comprised the Local Member Preference. The OTS notice further stated that the OTS would issue a new order of approval, to be effective December 17, 1996, amending the Original OTS Approval and would require the Bank to amend the Plan of Conversion to remove the Local Member Preference before consummating the Conversion. The Bank then requested the OTS to reconsider its determination to issue the Revised OTS Approval.

         By Order No. 96-123, which was issued on December 17, 1996, the OTS issued the Revised OTS Approval which withdrew the approval of the Local Member Preference provisions in the Plan of Conversion embodied in the Original OTS Approval and provided that if the Bank determines to proceed with the Conversion that the Bank will be required to: 1) promptly amend the Plan to delete the Local Member Preference; 2) not utilize any Local Member Preference for filling subscriptions for shares offered in connection with the Conversion; 3) provide its members with appropriate disclosure regarding the deletion of the Local Member Preference from the Plan and the opportunity to change or revoke previously submitted proxies; 4) provide each subscriber and each ordering person with appropriate disclosure regarding the deletion of the Local Member Preference from the Plan and the opportunity to

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increase, decrease or rescind their orders for Common Stock; and 5) promptly file with the OTS an amended Plan of Conversion and additional proxy soliciting and stock offering materials.

         On December 18, 1996, the TDA and the OTS filed a stipulation of voluntary dismissal of the TDA petition for review of the Original OTS Approval, with prejudice, thereby terminating the proceedings filed by the TDA in the U.S. Court of Appeals for the District of Columbia Circuit.

RESPONSE OF THE BOARD OF DIRECTORS OF THE BANK

         As a result of the OTS determination that it would need to conduct further analysis in order to develop an adequate record on the reasonableness of the Local Member Preference and its issuance of the Revised OTS Approval, the Board of Directors of the Bank determined that it would be in the best interest of the Bank, its members and the communities served by the Bank, to proceed with the Conversion by amending the Plan to remove the Local Member Preference and comply with the other terms of the Revised OTS Approval. In reaching its determination regarding the action the Bank should take in response to the Revised OTS Approval, the Board considered various factors, including the effect of taking action against the OTS for its failure to properly process the Bank's Conversion application, the effect of the termination of the Plan, the costs associated with the implementation of the Plan incurred by the Bank and Company to date, the effect of proceeding with the Plan with a Local Member Preference and the attendant costs and delays associated with preparing new regulatory applications and proxy soliciting and stock offering materials and the market risks involved with such delays. After such consideration, the Board determined to that it would be in the best interests of the Bank, its members and the communities it serves to amend the Plan in accordance with the Revised OTS Approval and abide by the other requirements of the Revised OTS Approval. Such amendment to the Plan was approved by the OTS on December 19, 1996.

                      AMENDMENT TO THE PLAN OF CONVERSION

GENERAL

         On December 18, 1996, the Plan of Conversion was amended to remove the provisions in the Plan which provided for the Local Member Preference in the event of an oversubscription of the Subscription and Community Offerings. Specifically, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who resided in the counties in which the Bank maintains a branch office or a loan origination office and all contiguous counties (which consist of the Massachusetts Counties of Bristol, Plymouth, Barnstable, Middlesex, Worcester, Hampden and Norfolk and the Rhode Island Counties of Bristol, Newport, Washington, Kent and Providence) will now be treated on an equal basis as all other Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. Whether such change to the Plan of Conversion will have any relevance to any individual subscriber will depend on various factors, including the amount of valid subscriptions for Common Stock received by the Bank, the amount of stock that such subscriber has ordered, amount of such subscriber's deposit accounts with the Bank as of the applicable date and the final pricing of the Common Stock to be issued in the Conversion as determined by the final appraisal of Keller & Co., Inc. and approved by the OTS. To the extent that an oversubscription for Common Stock does not occur, the Bank and the Company do not believe such amendment would have any effect on the allocation of Common Stock among Eligible Account Holders, Supplemental Eligible Account Holders or Other Members.

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REVISION OF SUBSCRIPTION PRIORITIES

         As a result of the new terms of the Plan, the Plan provides for subscription priorities as follows:

         Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $300,000 of Common Stock, one-tenth of one percent (.10%) of the total offering of shares of Common Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Eligible Account Holder's Qualifying Deposit (defined by the Plan as any deposit account in the Bank with a balance of $50 or more as of June 30, 1995) and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

         In the event that Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all remaining Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

         To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also Directors or Officers of the Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the 12 months preceding June 30, 1995.

         Priority 2: Employee Stock Ownership Plan. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions by Eligible Account Holders, the ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of Common Stock issued in the Conversion, including shares contributed to the Foundation and any increase in the number of shares of Common Stock to be issued in the Conversion after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range. The ESOP intends to purchase 8% of the shares to be issued in the Conversion, including shares issued to the Foundation, or 447,984 shares and 606,096 shares, based on the issuance of 5,599,800 shares and 7,576,200 shares, respectively. Subscriptions by the ESOP will not be aggregated with shares of Common Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Bank's directors, officers, employees or associates thereof.

         Priority 3: Supplemental Eligible Account Holders. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and ESOP, each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $300,000 of Common Stock, one-tenth of one percent (.10%) of the total offering of shares of Common Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Supplemental Eligible Account Holder's Qualifying Deposit and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

         In the event Supplemental Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all remaining Supplemental Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

         To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his or her subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights received by Eligible Account Holders will be applied in partial satisfaction to the subscription rights to be received as a Supplemental Eligible Account Holder.

         Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority nontransferable subscription rights to subscribe for Common Stock in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $300,000 of Common Stock, or one-tenth of one percent (.10%) of the total offering of shares of Common Stock, subject to the overall purchase limitation and exclusive of an increase in shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

         In the event Other Members exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Other Members whose subscriptions remain unfilled on a pro rata basis in the same proportion as a subscribing Other Member's total votes on the Voting Record Date for the Special Meeting bears to the total votes of all subscribing Other Members on such date.

               PROCEDURE FOR CHANGING STOCK SUBSCRIPTIONS DURING
                           THE RESOLICITATION PERIOD

         Due to the issuance of the Revised OTS Order and amendment of the Plan of Conversion, the Bank and Company are conducting the Resolicitation Subscription Offering whereby it is resoliciting orders from all persons who subscribed for shares of Common Stock, and whose orders were valid and would have been accepted by the Bank and Company, in the Subscription and Community Offerings.

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Thus, the Company is hereby offering to all subscribers who have previously submitted valid orders in the Subscription and Community Offerings the opportunity to confirm their original orders, to increase or decrease the number of shares subscribed for or to cancel their original orders. Each subscriber, regardless of his or her original order, must now: (1) confirm his or her order for the number of shares indicated on his or her previously submitted Stock Order Form; (2) increase the number of shares subscribed for, subject to the maximum purchase limitations; (3) decrease the number of shares subscribed for, with any excess payment to be refunded promptly or any excess authorization for withdrawal to be cancelled promptly; or (4) cancel his or her order in its entirety, with any payment to be refunded with interest thereon and any authorization for withdrawal to be cancelled promptly.

         A subscriber who wishes to confirm, cancel, increase or decrease his or her original order as provided herein must return a duly completed Election Form (with any additional payment or withdrawal authorization as required due to an increase in the payment required for the number of shares ordered over the amount previously paid) to the Bank's Conversion Center by 5:00 p.m. Fall River time, on the Resolicitation Expiration Date (January 10, 1997). An executed Election Form once received may not be modified, amended or rescinded prior to the Resolicitation Expiration Date without the consent of the Bank. The Bank may extend the Resolicitation Period or the period in which it must complete the sale of the Common Stock, if permitted by applicable regulatory authorities, or it may waive or permit correction of any incomplete or improperly executed Election Form. IF THE SUBSCRIBER WHO HAVE PREVIOUSLY SUBMITTED A STOCK ORDER FORM DOES NOT RETURN A COMPLETED ELECTION FORM OR IF IT IS RECEIVED BY THE COMPANY OR BANK AFTER THE RESOLICITATION EXPIRATION DATE, SUCH SUBSCRIBER'S ORIGINAL ORDER WILL BE CANCELLED AUTOMATICALLY AND HIS OR HER FUNDS WILL BE RETURNED PROMPTLY WITH INTEREST.

         Any necessary payment for additional subscribed shares may be made: (1) in cash if delivered in person at any branch office of the Bank; (2) by check or money order; or (3) by authorization of withdrawal from deposit accounts maintained with the Bank. Interest will continue to be paid on subscriptions made by check, money order or in cash at the Bank's passbook rate of interest from the date the payment is received by the Bank until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor, until completion or termination of the Conversion. Appropriate means by which such withdrawals may be authorized are contained in the Election Form. A subscriber who pays for additional shares by cash, check, bank draft or money order will earn interest on those funds at the Bank's passbook rate of interest from the date the order is received by the Bank until completion or termination of the Conversion. Payments authorized by withdrawal from deposit accounts at the Bank will continue to earn interest at the contractual rate until completion or termination of the Conversion.

                  PROCEDURE FOR PLACING AN ORIGINAL ORDER FOR
                 COMMON STOCK DURING THE RESOLICITATION PERIOD

         Pursuant to the Resolicitation Subscription Offering, the Bank and Company are also giving Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and community members who have not yet subscribed for Common Stock an opportunity to subscribe for Common Stock during the Resolicitation Period. The original Subscription Offering is scheduled to expire on December 20, 1996 at 5:00 p.m., Fall River time. However, due to the Resolicitation Subscription Offering, Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and community members who

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desire to subscribe for Common Stock may do so by reviewing the stock offering materials, including the Prospectus and the Prospectus Supplement, and completing and returning the enclosed Stock Order Form and Certification Form to the Bank at any branch office of the Bank or the Bank's Conversion Center by 5:00 p.m., Fall River time, on the Resolicitation Expiration Date (January 10,
1997).

                        PURCHASE AND TIMING LIMITATIONS

         Except for the ESOP, which intends to subscribe for up to 8% of the Common Stock issued in connection with the Conversion, including shares issued to The FIRSTFED Charitable Foundation, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may, in their respective capacities as such, purchase in the Subscription Offering more than $300,000 of Common Stock; no person, together with associates of and persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering more than $300,000 of Common Stock; and no person, together with associates of and persons acting in concert with such person, may purchase in the aggregate more than the overall maximum purchase limitation of 1.0% of the total number of shares of Common Stock offered in the Conversion; provided, however, that the overall maximum purchase limitation may be increased and the amount that may be subscribed for may be increased or decreased in the sole discretion of the Bank or the Company without further approval of the Bank's members. The minimum purchase is 25 shares of Common Stock.

         To ensure that each purchaser receives a Prospectus and Prospectus Supplement at least 48 hours prior to the Resolicitation Expiration Date in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no Prospectus or Prospectus Supplement will be mailed any later than five days prior to the Resolicitation Expiration Date or hand delivered any later than two days prior to such date. Stock order forms will only be distributed with a Prospectus and Prospectus Supplement. The Bank and Company are not obligated to accept for processing orders not submitted on original stock order forms. Stock order forms unaccompanied by an executed certification form will not be accepted. Payment by check, money order, bank draft, cash or debit authorization to an existing account at the Bank must accompany the stock order and certification forms. No wire transfers will be accepted.

                     TIME PERIOD TO COMPLETE THE CONVERSION

         OTS regulations provide that the sale of the Common Stock must be completed by February 3, 1997, unless such date is extended by the OTS. The Bank and the Company have not requested an extension of such date to complete the Conversion. If the Conversion is not completed by February 3, 1997, either all funds received will be returned with interest and withdrawal authorizations cancelled or, if the Bank requests, and the OTS grants an extension of such period, all subscribers will again be given the right to confirm, increase, decrease or cancel their subscriptions at any time prior to 20 days before the end of the extension period. Such extensions may not go beyond December 30, 1998.

         UNTIL JANUARY 28, 1997 OR 25 DAYS AFTER COMMENCEMENT OF THE SYNDICATED COMMUNITY OFFERING, IF ANY, WHICHEVER IS LATER, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS SUPPLEMENT ACCOMPANIED BY A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS SUPPLEMENT ACCOMPANIED BY A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                      -7-